FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

ON APRIL 03, 2012

1.         DATE, TIME AND PLACE: On the third day of April, 2012, at 11 a.m. at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3142, in the Capital of the State of São Paulo.

2.         MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL NOTICE AND ATTENDANCE: Call notice duly served under Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4.         AGENDA: (i) Approval involving the granting of a guaranty by the Company in order to secure the due performance of the obligations to be undertaken by Nova Pontocom Comércio Eletrônico S.A., an incorporated and private held company with registered office in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1609, 4th, 5th and 7thº floors, Edifício Olímpia Top Office, enrolled at Corporate Taxpayer’s Registry  under the number 09.358.108/0001-25 (“Nova Pontocom”), in conexion with its first issuance of simple debentures, not convertible into shares, of the unsecured type, in the total amount of one hundred million Brazilian reals (R$100,000,000.00) (“Guaranty”, “Issue” and “Debentures”, respectively); (ii) Authorization for the Company’s Board of Executive Officers to execute all the instruments necessary for the establishment and formalization of the Guaranty, especially but not limited to the definition and approval of the content of the documents related to the granting of the Guaranty, as well as the signoff, publication and registration of the aforementioned documents with the competent authorities.

1

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by unanimous vote to:

(i)                   Approve the granting of the Guaranty by the Company in order to secure the due, faithful and punctual performance of the obligations to be undertaken by the Issuer within the ambit of the Issue, as stated in the indenture of debentures’ issuance (“Indenture”), whereby it commits to be liable in the capacity of guarantor and principal debtor, jointly and severally liable for the full payment of any and all amounts, either principal or ancillary, undertaken and owed by the Issuer under the Indenture, including but not limited to the amount of the amortization of the principal, the earnings on the Debentures and the applicable delay charges, resulting from the Indenture, as well as any and all costs or expenses provenly incurred or to be incurred by the fiduciary agent of the Issue or by the owners of Debentures as a result of processes, proceedings and/or other judicial or extrajudicial remedies necessary to protect its rights and powers arising from the Indenture and further amendments thereto; and

(ii)                 Authorization for the Company’s Board of Executive Officers to execute all the instruments necessary for the establishment and formalization of the Guaranty, especially but not limited to the definition and approval of the content of the documents related to the granting of the Guaranty, as well as the signoff, publication and registration of the aforementioned documents with the competent authorities.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, April 3rd 2012. Chairman of the Meeting Board – Abilio dos Santos Diniz; Secretaries of the Meeting Board – Renata Catelan P. Rodrigues. Attending  Directors: Abilio  dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Fábio Schvartsman, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Arnaud Strasser e Ulisses Kameyama. A summary of the minutes has been drafted on the relevant book, under Paragraph 3 of Article 130 of the Law 6,404/76.

Renata Catelan P. Rodrigues

Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.